04 | 22 | 2016 VIA EDGAR Suzanne Hayes U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Omeros Corporation

Post-Effective Amendment No. 2 to Registration Statement on Form S-3

Filed March 15, 2016

File No. 333-201581

Dear Ms. Hayes:

On behalf of Omeros Corporation (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated March 30, 2016 regarding Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-3 (File No. 333-201581). Our response to the Staff’s comments is set forth below following the text of each comment, which have been reproduced below in bold for reference.

General

1.	We note that you have submitted an application for confidential treatment that is currently pending. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing your confidential treatment request.

Company Response:

The Company acknowledges the Staff’s comment and notes that on April 6, 2016, the Commission issued an order granting an extension of confidential treatment in response to the Company’s request that was pending at the time the Company filed Post-Effective Amendment No. 2. The Company advises the Staff that it currently has no pending applications for confidential treatment.

Incorporation by Reference, page 1

2.	We note that you incorporate by reference your annual report on Form 10-K

U.S. Securities and Exchange Commission

04 | 22 | 2016

for the year ended December 31, 2015. However, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to take your filing effective until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Questions 123.01 and Regulation S-K, Question 117.05 for guidance.

Company Response:

The Company acknowledges the Staff’s comment and wishes to advise the Staff that the Company will file the definitive proxy statement for its 2016 Annual Meeting of Shareholders on Friday, April 22, 2016. The definitive proxy statement will contain information responsive to the requirements of Part III of Form 10-K.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to the Staff’s comments. Please feel free to contact me at (206) 676-5020 or the Company’s counsel, Kerry S. Burke or Matthew C. Franker of Covington & Burling LLP, who can be reached at (202) 662-5297 or (202) 662-5895, respectively.

Sincerely,

/s/ Marcia S. Kelbon
Marcia S. Kelbon
Vice President, Patent and General Counsel and Secretary

cc:	Mary Beth Breslin

Scot Foley